EXHIBIT 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Vermilion Energy Trust - First quarter results for the period ended
           March 31, 2008

           CALGARY, May 2 /CNW/ - Vermilion Energy Trust ("Vermilion") (TSX -
VET.UN) is pleased to report interim operating and unaudited financial results for the period ended March 31, 2008.

           <<
           First Quarter Highlights:

           -   Recorded production of 33,072 boe/d in the first quarter of 2008 as compared to 33,070 boe/d in the fourth quarter of 2007. Canadian production volumes benefited from the acquisition of properties in the Drayton Valley area on January 31, 2008. Netherlands production was higher in the first quarter as two of the three wells drilled in
               2007 were tied into production facilities. These production increases were able to offset the annual cyclone and maintenance related downtime that typically reduces Australian volumes early in the year.

           -   Closed an acquisition of properties in the Drayton Valley area of
               Alberta. Vermilion paid $47 million ($44 million after closing adjustments) and added approximately 1,000 boe/d to current production levels.

           -   Generated fund flows from operations of $119.4 million ($1.59 per unit) in the first quarter of 2008 compared to $126.1 million ($1.73 per unit) in the fourth quarter of 2007. The fourth quarter 2007 figures include a one time tax reduction of approximately $0.13 per unit. Accordingly, normalized quarter over quarter fund flows per unit were essentially flat. Commodity price increases were offset by higher royalties and current taxes. First quarter 2008 fund flows from operations were 57% higher than in the first quarter of 2007 and
               50% higher on a per unit basis, driven by stronger commodity prices and a 14% increase in production.

           -   Provided total returns to unitholders of 8.0% in the first quarter of
               2008, compared to an average gain of 22% for Vermilion's peer group of energy trusts and a 3.5% drop in the S&P/TSX Composite Index.
               Natural gas leveraged trusts have experienced a strong rebound from depressed levels, while the market is not yet reflecting sharply higher oil prices in the valuations of oil leveraged trusts.

           -   Distributed $0.57 per unit in the quarter, a 12% increase over the first quarter 2007 per unit distributions. Gross distributions in the first quarter of 2008 represented 33% of fund flows from operations
               (25% net of DRIP). The total of net distributions, capital expenditures, reclamation fund contributions and asset retirement costs amounted to 56% of fund flows from operations. Since converting to a trust in January 2003, Vermilion has distributed $10.62 per unit, equivalent to 90% of the initial unit price at the time of conversion.

           -   Resumed operations of the Ambes pipeline and shipping terminal in
               France, ending the interim trucking operations. Oil is flowing through a temporary tank and shuttle tanker arrangement, while full normal system operations are expected to resume in 2009.

           -   Drilled 16 coalbed methane (CBM) wells in central Alberta and three
               Slave Lake wells at Utikuma in northern Alberta. Half of the CBM wells have been tied into production facilities, with the remainder to be connected in the second quarter. Two of the three Utikuma wells were successful and were tied-in before spring breakup adding over
               200 boe/d to Canadian oil production.

           -   Vermilion expended $37 million on its development capital program, acquired $45 million of producing properties, paid out over
               $28 million in net cash distributions and reduced net debt to approximately $397 million, equivalent to approximately 0.8 times annualized first quarter 2008 fund flows from operations.

           -   Vermilion's Board of Directors has approved a 15% increase to the
               2008 development capital program from $182 million to $210 million.
               Accordingly, average production guidance for 2008 is being increased by 1,000 boe/d to between 32,000 and 33,000 boe/d. As previously stated, these projections do not include any volumes that will result from the drilling program in Australia that accounts for 25% of the
               2008 capital program. These wells are expected to be drilled and completed by year-end and are projected to contribute approximately
               1,000 boe/d each to Vermilion's production.
           >>

           Annual and Special Meeting Web-cast

           As Vermilion's Annual and Special meeting is being held today, May 2,
2008 at 10:00 a.m. MST at the Metropolitan Centre in the Grand Lecture
Theatre, there will not be a first quarter conference call, however, the
Annual and Special meeting will be web-casted and the first quarter results will be discussed. Please visit www.vermilionenergy.com/irhome.html and click on the Annual and Special Meeting link under "Upcoming Events" to join in the web-cast which will commence after the business portion of the meeting
(approximately 10:30 a.m. MST).

           <<
           HIGHLIGHTS

                                                                 Three Months Ended
           Financial ($000 CDN except unit and                 March 31,     Dec 31,
            per unit amounts)                                      2008        2007
           -------------------------------------------------------------------------
           Petroleum and natural gas revenue                 $  229,459  $  205,725
           Fund flows from operations                           119,396     126,115
             Per unit, basic(1)                                    1.59        1.73
           Capital expenditures                                  37,389      52,121
           Acquisitions, including acquired working
            capital deficiency                                   44,528         366
           Net debt                                             397,479     416,858
           Reclamation fund contributions and asset
            retirement costs incurred                             1,149       1,618
           Cash distributions per unit                             0.57        0.53
           Cash distributions total                              39,075      35,564
             Less DRIP                                           10,659       9,807
             Cash distributions net                              28,416      25,757
             % of fund flows from operations distributed
              gross                                                 33%         28%
             % of fund flows from operations distributed net        24%         20%
           Total net distributions, capital expenditures,
            reclamation fund contributions and asset
            retirement costs incurred                            66,954      79,496
             % of fund flows from operations                        56%         63%
           Trust units outstanding(1)
             Adjusted basic                                  76,425,742  74,271,031
             Diluted                                         78,677,768  77,270,832
           Weighted average trust units outstanding(1)
             Adjusted basic                                  75,262,026  73,058,209
             Diluted                                         77,031,721  75,782,723
           Unit trading
             High                                            $    39.40  $    40.40
             Low                                             $    31.00  $    30.33
             Close                                           $    36.40  $    34.23
           -------------------------------------------------------------------------
           Operations
           -------------------------------------------------------------------------
           Production
             Crude oil (bbls/d)                                  17,703      18,949
             Natural gas liquids (bbls/d)                         1,532       1,486
             Natural gas (mcf/d)                                 83,019      75,812
             Boe/d (6:1)                                         33,072      33,070
           Average reference price
             WTI ($US/bbl)                                   $    97.90  $    90.69
             Brent ($US/bbl)                                      96.90       88.69
             AECO ($CDN/mcf)                                       7.90        6.14
             Netherlands reference (Euro/GJ)                       6.55        5.87
             Foreign exchange rate ($US/$CDN)                      1.00        1.02
             Foreign exchange rate (Euro/$CDN)                     0.66        0.70
           Average selling price
             Crude oil and natural gas liquids ($CDN/bbl)         93.75       81.61
             Natural gas ($CDN/mcf)                                8.65        7.50
           Netbacks per boe (6:1)
             Operations netback                                   50.11       43.69
             Fund flows netback                                   39.67       41.47
             Operating costs                                 $    11.08  $    11.28
           -------------------------------------------------------------------------
           (1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

           The above table includes non-GAAP measures which may not be comparable to other companies. Please see "Non-GAAP Measures" under MD&A section for further discussion.

           OUTLOOK

           Vermilion is well positioned to continue delivering strong results over the next several years.

           -   Significant balance sheet strength combined with the value of the equity position in Verenex provides Vermilion with the opportunity to make a significant, accretive acquisition, with minimal new equity requirements.

           -   Organic growth potential continues to improve as the Trust's technical teams mature their understanding of our properties in the
               Netherlands, Australia and France. Pending the receipt of all necessary approvals, Vermilion is aiming to materially accelerate drilling activity in all of its foreign jurisdictions beginning in late 2008 and early 2009.

           -   The goal to significantly increase the recovery of oil from
               Vermilion's five major oil pools through improved production processes and ultimately the application of enhanced oil recovery techniques will remain a key focus area for the Trust. Vermilion continues to direct a significant amount of time and human capital towards the evaluation of these large oil pools. Based on independent assessments provided by the Trust's independent reservoir consultants and the France Ministry of Energy, Vermilion's top five oil pools, including Utikuma in Canada, Wandoo in Australia and Chaunoy, Cazaux
               and Parentis in France, contained combined original oil-in-place of approximately 1.5 billion barrels. Vermilion is targeting 2%
               additional recovery through improved waterflooding and 5% incremental recovery from enhanced oil recovery processes. Together, these efforts alone have the potential to increase Vermilion's reserve base by more than 75%.
           >>

           Vermilion's Board of Directors has approved a $28 million increase to the
2008 development capital program, which is expected to add approximately
1,000 boe/d to average production volumes this year. Accordingly, production guidance for 2008 is being increased to range between 32,000 and 33,000 boe/d.
A significant portion of this increase will target natural gas drilling in
Canada to capitalize on improved pricing. These projections do not include any expected volumes for the Australian drilling program.
           Vermilion expects to drill two infill development wells in the Wandoo
Field in Australia commencing in October which should be completed and tied-in near year-end. Average production per well from the existing 15 wells in this field is approximately 10,000 barrels of fluid per day with a 5% oil cut. The new wells are expected to produce at similar gross rates, but with significantly higher oil cuts.
           The re-start of the Parentis to Ambes pipeline in France is expected to reduce transportation costs by approximately $1.50 per barrel over the balance of the year. Vermilion expects a further additional reduction in costs in 2009 once the storage terminal is returned to normal operations.
           The Trust continues to witness operating cost pressures in all countries as demand for services increase with higher commodity prices. In Australia, operating costs are further pressured by rising diesel prices used to fuel gas compression and reinjection into the Wandoo reservoir.
           Vermilion is also seeing higher royalties and taxes coincident with the increase in commodities. Despite the tax obligations in our foreign jurisdictions, Vermilion continues to generate one of the highest after-tax netbacks per equivalent barrel of production amongst its peer group of
Canadian energy trusts.
           The Trust currently holds approximately 18.8 million shares representing a 42.4% equity interest in Verenex Energy Inc. Through March 20, 2008, Verenex
had completed nine wells and was drilling a tenth well. Test results from the first five wells have been released (a combined 75,000 bbls/d), and further results and a drilling update are expected to be released in the near future.
           Verenex's 2008 plans include drilling 11 to 12 wells, bringing the total wells drilled by the company in Libya to between 19 and 20. The company has also initiated a third party assessment of contingent (discovered) and prospective (undiscovered) resources. This report will be reviewed by the
Libyan National Oil Company prior to its release. The southern part of area 47 is contemplated as the core for an initial production phase of up to
50,000 bbls/d (gross) by the end of 2009. Vermilion expects to benefit from its equity position in Verenex while significantly limiting capital risk to its unitholders.
           Vermilion's strong financial position, significant portfolio of organic growth opportunities, attractive group of large oil reservoirs, and unique value creation approach to the business will continue to reward unitholders.
Management and directors own approximately 10% of the issued and outstanding units including exchangeable shares and are aligned with unitholders.

           MANAGEMENT'S DISCUSSION AND ANALYSIS
           ------------------------------------
           The following is Management's Discussion and Analysis (MD&A) dated May 1,
2008 of Vermilion's operating and financial results for the quarter ended
March 31, 2008 compared with the corresponding period in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2008 and the
Trust's audited consolidated financial statements for the years ended
December 31, 2007 and 2006, together with accompanying notes, as contained in the Trust's 2007 Annual Report.

           NON-GAAP MEASURES

           This report includes non-GAAP ("Generally Accepted Accounting
Principles") measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.
           "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the
Trust's ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust's ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below.

           <<
           ($000's)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Cash flows from operating activities              $  164,727  $   89,236
             Changes in non-cash operating working capital      (46,480)    (14,134)
             Asset retirement costs incurred                      1,149         836
           -------------------------------------------------------------------------
           Fund flows from operations                        $  119,396  $   75,938
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           "Acquisitions, including acquired working capital deficiency" is the sum of "Acquisition of petroleum and natural gas properties" and "Corporate acquisition, net of cash acquired" as presented in the Trust's consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition.
           "Net debt" is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust.
           "Cash distributions per unit" represents actual cash distributions paid per unit by the Trust during the relevant periods.
           "Cash distributions net" is calculated as actual cash distributions paid or payable for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan ("DRIP"). Cash distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.
           "Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred" is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust's consolidated statements of cash flows: "Drilling and development of petroleum and natural gas properties", "Contributions to reclamation fund" and "Asset retirement costs incurred." This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions.
           "Netbacks" are per-unit of production measures used in operational and capital allocation decisions.
           "Adjusted basic trust units outstanding" and "Adjusted basic weighted average trust units outstanding" are used in the per unit calculations on the
Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.
           "Diluted trust units outstanding" is the sum of "Adjusted basic trust units outstanding" plus outstanding awards under the Trust's Unit Rights
Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.

           FORWARD-LOOKING INFORMATION

           This document contains forward-looking financial and operational information as to the Trust's internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expects",
"projects", "anticipates" and similar expressions. These statements represent management's expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

           OPERATIONAL ACTIVITIES

           Canada
           ------
           In Canada, the Trust participated in the drilling of 22 wells (19.1 net)
during the first quarter of 2008, resulting in 8 gas wells (6.3 net), 2 oil wells (2.0 net), 1 abandoned well (1.0 net) and 11 standing wells (9.8 net)
awaiting tie-in. The total wells include 17 CBM and shallow gas wells
(15.6 net). The abandoned well was a dry hole at Utikuma, while two successful oil wells at Utikuma were brought on stream at a combined rate of over 200 bbls/d.

           France
           ------
           In France, Vermilion reinstated service to the Parentis-Ambes pipeline using temporary storage facilities at the Ambes terminal and a shuttle tanker to transport the oil to refineries at Donges. The refurbishment of Vermilion's main tanks at the Ambes terminal is underway and full 'normal' service at the terminal should resume early in 2009. This ends the truck transportation program in southern France, reducing costs and future environmental risk.
           The seismic program at Cazaux began during the first quarter which should provide better definition of this reservoir and expand the number of drillable prospects available to Vermilion. A permitting process is underway that would accommodate the Trust's plans to drill 8 to 12 wells in France in 2009.
Vermilion is also participating with TOTAL in a pilot CO2 flood of the Vic
Bihl Field in southern France in which Vermilion holds a 27% interest.
Information gathered from this program will be beneficial towards the development of future enhanced oil recovery initiatives in France.

           Netherlands
           -----------
           Activities in the Netherlands focused on the tie-in of wells drilled in
2007 and further optimization of processing facilities at Harlingen. Efforts over the balance of the year will focus on permitting new wells for the 2009 drilling program. Subject to receipt of all approvals, Vermilion hopes to drill 4 to 6 wells in the Netherlands next year.

           Australia
           ---------
           Operations were interrupted by two cyclones as well as by downtime to replace a gas lift compressor. Cyclone season in Australia occurs during the first quarter and as such, we do not anticipate any further major production interruptions and activities will focus on drilling preparations for later this year.

           PRODUCTION

           Average production in Canada during the first quarter of 2008 was
4,165 bbls/d of oil and NGL's and 51.4 mmcf/d of natural gas (12,730 boe/d)
compared to 4,047 bbls/d of oil and NGL's and 48.1 mmcf/d of natural gas
(12,065 boe/d) in the fourth quarter of 2007. The announced increase in the development capital program is expected to mitigate declines from our Canadian operations.
           Production in France averaged 8,800 boe/d in the first quarter of 2008, slightly below the 8,946 boe/d produced in the fourth quarter of 2007. Higher workover activity levels combined with modest drilling in the second half of
2008 are expected to sustain production over the balance of the year at current levels.
           Production in the Netherlands averaged 5,096 boe/d in the first quarter of 2008, an increase of 628 boe/d over fourth quarter 2007 production of
4,468. Production is expected to decline slightly over the balance of the year reflecting normal declines.
           Production in Australia averaged 6,446 boe/d in the first quarter of 2008 as compared to 7,591 boe/d in the fourth quarter of 2007. Recent production volumes have averaged approximately 7,500 boe/d and should decline from these levels over the balance of 2008, until the new scheduled wells are completed near year-end.

           <<
           Production
           -------------------------------------------------------------------------
                         Three Months Ended              Three Months Ended
                           March 31, 2008                  March 31, 2007

                         Oil  Natural                    Oil  Natural
                      & NGLs      Gas    Total        & NGLs      Gas    Total
                     (bbls/d) (mmcf/d)  (boe/d)   %  (bbls/d) (mmcf/d)  (boe/d)   %
           -------------------------------------------------------------------------
           Canada      4,165    51.39   12,730   38    4,104    47.70   12,054   41
           France      8,605     1.17    8,800   27    7,890     0.99    8,055   28
           Netherlands    19    30.46    5,096   15       84    28.02    4,754   16
           Australia   6,446        -    6,446   20    4,227        -    4,227   15
           -------------------------------------------------------------------------
           Total      19,235    83.02   33,072  100   16,305    76.71   29,090  100
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           CAPITAL EXPENDITURES

           Capital spending for the first three months of 2008 totalled $81.9 million compared to $39.9 million spent in the first three months of 2007. The 2008 figure includes $44.1 million associated with the acquisition of properties in the Drayton Valley area.

           ($000's)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Land                                              $      454  $      500
           Seismic                                                3,013         335
           Drilling and completion                               14,520      15,996
           Production equipment and facilities                   12,292      13,304
           Recompletions                                          2,824       5,635
           Other                                                  4,286       3,984
           -------------------------------------------------------------------------
                                                                 37,389      39,754
           Acquisitions                                          44,528         126
           -------------------------------------------------------------------------
           Total                                             $   81,917  $   39,880
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           FINANCIAL REVIEW

           The Trust generated fund flows from operations of $119.4 million ($1.59 per unit) in the first quarter of 2008, compared to $75.9 million ($1.06 per unit) in the first quarter of 2007. Production volumes were 14% higher in the first quarter of 2008 compared to last year's period, and realized commodity prices were 34% higher than in the first quarter of 2007.
           Cash distributions as a percentage of fund flows from operations was
32.7% before the impact of the Trust's distribution reinvestment program
("DRIP"), which generated $10.7 million of cash to the Trust. Unitholders reinvest their monthly distributions to receive additional trust units equal to 5% of the DRIP units purchased with their distributions. After accounting for the DRIP, cash distributions as a percentage of fund flows from operations was 23.8%. This compares to cash distributions as a percentage of fund flows from operations of 43.7% before the impact of the DRIP and 33.5% after the impact of the DRIP in the first quarter of 2007.
           Development capital expenditures during the first quarter of 2008 were
$37.4 million. The total of net distributions (after DRIP), capital expenditures, reclamation fund contributions and asset retirement costs incurred represented 56.1% of fund flows from operations in 2008 as compared to 87.0% for the same period of the prior year.
           Vermilion's net debt was $397.5 million at the end of the first quarter, compared with $416.9 million at the end of 2007. Vermilion was able to execute a $37.4 million development capital program, acquire $44.5 million of producing properties, declare over $28.4 million in net cash distributions, increase its equity position in Verenex by over $0.6 million and still increase the strength of its financial position. The net debt at the end of the first quarter of 2008 was only 0.8 times annualized first quarter 2008 fund flows from operations.

           REVENUE

           Total revenues in the first quarter of 2008 were $229.5 million compared to $148.8 million in the first quarter of 2007. Vermilion's combined crude oil and NGL price was $93.75 per boe in the first quarter of 2008, an increase of
45% over the $64.84 per boe reported in the first quarter of 2007. The natural gas price realized was $8.65 per mcf in the first quarter of 2008 compared to
$7.77 per mcf in the first quarter of 2007, an 11% increase year over year.
The prices realized in the quarter benefited from continued strengthening of oil and gas reference prices. Increased production and higher realized prices resulted in higher revenue year over year.

           <<
           ($000's except per boe and per mcf)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Crude oil and NGL's                               $  164,102  $   95,155
           Per boe                                           $    93.75  $    64.84
           Natural gas                                           65,357      53,653
           Per mcf                                           $     8.65  $     7.77
           -------------------------------------------------------------------------
           Petroleum and natural gas revenue                 $  229,459  $  148,808
           -------------------------------------------------------------------------
           Per boe                                           $    76.24  $    56.83
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           DERIVATIVE INSTRUMENTS

           Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial derivatives in place at March 31, 2008:

           Risk Management: Oil      Funded Cost          bbls/d            US$/bbl
           -------------------------------------------------------------------------
           Collar - WTI
             Q2 2008                 US$0.50/bbl             500    $64.30 - $76.00
             Q3 2008                 US$0.28/bbl             250    $70.00 - $90.00
             Q4 2008                 US$0.50/bbl             250    $69.00 - $90.00
           Collar - BRENT
             Q2 2008                 US$0.50/bbl             500    $64.00 - $80.10
             Q2 2008                 US$0.25/bbl             500    $67.20 - $82.00
             Q3 2008                 US$0.25/bbl             500    $66.40 - $82.00
             Q3 2008                 US$0.25/bbl             500    $66.60 - $82.00
             Q3 2008                 US$0.19/bbl             250    $65.00 - $90.00
             Q4 2008                           -             500    $68.20 - $81.00
           Call Spread - BRENT
             2009 - 2011             US$5.73/bbl             700    $65.00 - $85.00
           -------------------------------------------------------------------------
           >>

           The impact of Vermilion's economic hedging program in the first quarter of 2008 decreased cash netbacks by $0.73 per boe as the price of oil exceeded the ceiling of the Trust's collars. This compares to a hedging gain of
$0.31 per boe in the first three months of 2007.

           ROYALTIES

           Total royalties increased to $12.18 per boe or 16% of sales in the first quarter of 2008, compared with $6.76 per boe or 12% of sales in the first quarter of 2007.
           In Australia, royalties are reduced by capital reinvestment in the country and the year over year increase in royalties is largely due to reduced levels of capital activity in Australia in the first quarter of 2008.
Royalties in Canada, which are paid on a sliding scale basis, were relatively consistent year over year. Royalties did not change substantially in France, where for the most part, royalties are calculated on a unit of production basis. Production in the Netherlands is not subject to royalties.

           <<
           ($000's except per boe and per mcf)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Crude oil and NGL's                               $   28,580  $   10,878
           Per boe                                           $    16.33  $     7.41
           Natural gas                                            8,083       6,822
           Per mcf                                           $     1.07  $     0.99
           -------------------------------------------------------------------------
           Combined                                          $   36,663  $   17,700
           -------------------------------------------------------------------------
           Per boe                                           $    12.18  $     6.76
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           OPERATING COSTS

           Operating costs increased to $11.08 per boe in the first quarter of 2008 from $10.40 per boe in the first quarter of 2007. The increase in the dollar amount of operating costs over 2007 reflects the inclusion of expenses associated with the mid-2007 acquisition of the remaining 40% interest in the
Wandoo Field in offshore Australia. On a per boe basis, operating costs in
Canada have increased year over year and are relatively consistent with the costs per boe noted during the last three quarters of 2007. In France and the
Netherlands, per unit costs have remained relatively consistent year over year. Costs of operations in Australia, per unit, have decreased year over year due primarily to lower diesel consumption and a deferral of costs related to facility maintenance which is scheduled for later in the year.

           <<
           ($000's except per boe and per mcf)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Crude oil and NGL's                               $   19,682  $   16,502
           Per boe                                           $    11.24  $    11.24
           Natural gas                                           13,673      10,739
           Per mcf                                           $     1.81  $     1.56
           -------------------------------------------------------------------------
           Combined                                          $   33,355  $   27,241
           -------------------------------------------------------------------------
           Per boe                                           $    11.08  $    10.40
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           TRANSPORTATION

           Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines
(referred to as "the Hub") whereas the majority of Vermilion's Canadian oil production is sold at the wellhead. In France, the majority of Vermilion's transportation costs are comprised of shipping charges incurred in the
Aquitaine Basin where oil production is transported by tanker from the Ambes terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo
B Platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion's production in these countries.
           Transportation costs in France have increased as a result of the oil spill at the Ambes terminal that occurred in January 2007 as Vermilion incurred additional costs to transport some of its production to port by truck. In early March 2008, Vermilion resumed transporting crude to the Ambes terminal via pipeline and all trucking operations have officially ceased. As a result of the limited capacity of the storage tank rented at the terminal, a vessel has been retained on a full-time basis and serves as a temporary storage tank when not transporting product to the refinery. Transportation costs in France will continue to be higher than pre-January 2007 levels until full resumption of terminal operations occurs.

           <<
           ($000's except per boe)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Transportation                                    $    6,451  $    4,135
           -------------------------------------------------------------------------
           Per boe                                           $     2.14  $     1.58
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           GENERAL AND ADMINISTRATION EXPENSES

           General and administration expenses in the first quarter of 2008 decreased to $1.64 per boe from $2.15 per boe in the first quarter of 2007. The decrease per boe is primarily a result of increased production levels.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           General and administration                        $    4,933  $    5,640
           -------------------------------------------------------------------------
           Per boe                                           $     1.64  $     2.15
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           UNIT BASED COMPENSATION EXPENSE

           A non-cash trust unit compensation expense of $1.63 per boe was recorded in the first quarter of 2008 compared to $2.06 per boe in the first quarter of
2007. This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit
Rights Incentive Plan and the Trust Unit Award Incentive Plan.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Unit compensation expense                         $    4,901  $    5,392
           -------------------------------------------------------------------------
           Per boe                                           $     1.63  $     2.06
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           INTEREST EXPENSE

           Interest expense increased to $2.04 per boe in the first quarter of 2008 from $1.76 per boe in the first quarter of 2007. Quarter over quarter debt levels are higher in 2008 stemming from the Australia acquisition that closed in the second quarter of 2007 and the property acquisition that closed in the first quarter of 2008. The Trust's interest rates have remained relatively consistent year over year.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Interest                                          $    6,140  $    4,613
           -------------------------------------------------------------------------
           Per boe                                           $     2.04  $     1.76
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

           Depletion, depreciation and accretion expenses increased to $20.76 per boe in the first quarter of 2008 compared to $17.44 per boe in the first quarter of 2007. The increase is due mainly to higher finding and development costs in
Canada and France as well as the increase in the asset retirement obligation resulting primarily from the Australia acquisition in mid-2007.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Depletion, depreciation and accretion             $   62,486  $   45,664
           -------------------------------------------------------------------------
           Per boe                                           $    20.76  $    17.44
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           TAXES

           The Trust's current tax provision has increased to $6.94 per boe in the first quarter of 2008 from $5.37 per boe in the first quarter of 2007. The increase relates to higher revenues achieved as a result of strengthening commodity prices. Current taxes are significantly higher than those recorded in the fourth quarter of 2007 as there were certain non-recurring tax deductions during that period.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Current taxes                                     $   20,871  $   14,068
           -------------------------------------------------------------------------
           Per boe                                           $     6.94  $     5.37
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           FOREIGN EXCHANGE

           A combined realized and unrealized foreign exchange loss of $9.18 per boe was recorded in the first quarter of 2008 compared with a loss of
$0.20 per boe in the first quarter of 2007. The first quarter 2008 loss is comprised of a realized gain of $0.6 million offset by an unrealized, non-cash loss of $28.2 million. This unrealized loss is related to the translation of foreign currency denominated future income taxes and asset retirement obligations to Canadian dollars. During the quarter, the Canadian dollar weakened significantly against the Euro resulting in this unrealized loss.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                                                 Three Months Ended
                                                               March 31,   March 31,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Foreign exchange loss                             $   27,630  $      514
           -------------------------------------------------------------------------
           Per boe                                           $     9.18  $     0.20
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           EARNINGS

           Net earnings in the first quarter of 2008 decreased to $26.2 million or
$0.38 per unit from $31.3 million or $0.48 per unit in 2007. This decrease is associated with the unrealized foreign exchange loss recorded during the quarter. Excluding the unrealized foreign exchange loss, earnings would have been $54.4 million for the first quarter of 2008 compared to $31.6 million for the first quarter of 2007. The increase in earnings excluding unrealized foreign exchange is associated with higher production and commodity price levels.

           LIQUIDITY AND CAPITAL RESOURCES

           Vermilion's net debt at March 31, 2008 was $397.5 million compared to
$416.9 million as at December 31, 2007.
           As at March 31, 2008 the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $625 million. The revolving period under the facility is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable
24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers'
acceptance loans.
           In the first quarter of 2008, Vermilion purchased shares in Verenex
Energy Inc. ("Verenex") for total consideration of $0.6 million. After reflecting these additional shares, Vermilion owns 18.8 million shares representing 42.4% of the outstanding shares of Verenex.

           RECLAMATION FUND

           Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.
Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust's assets will be substantially funded when the costs are expected to be incurred.

           ASSET RETIREMENT OBLIGATION

           At March 31, 2008, Vermilion had recorded an asset retirement obligation of $187.3 million for future abandonment and reclamation of its properties compared to $163.4 million as at December 31, 2007. The increase is due mostly to the impact of foreign exchange rate changes on non-Canadian dollar denominated obligations.

           DISTRIBUTIONS

           Vermilion maintained monthly distributions at $0.19 per unit for the quarter and declared distributions totalling $39.1 million compared to
$33.2 million for the same period in 2007.
           Since inception, the Trust has declared $653.9 million in distributions to unitholders as compared to unitholders' capital of $423.2 million at
March 31, 2008.

           <<
           Sustainability of Distributions
           -------------------------------

           ($000's)
           -------------------------------------------------------------------------
                                   Three Months
                                          Ended  Year Ended  Year Ended  Year Ended
                                       March 31,     Dec 31,     Dec 31,     Dec 31,
                                           2008        2007        2006        2005
           -------------------------------------------------------------------------
           Cash flows from operating
            activities               $  164,727  $  349,890  $  306,033  $  245,116
           Net earnings              $   26,196  $  164,286  $  146,923  $  158,471
           Distributions declared    $   39,075  $  136,389  $  130,638  $  126,190
           Excess of cash flows
            from operating
            activities over cash
            distributions declared   $  125,652  $  213,501  $  175,395  $  118,926
           Excess (shortfall) of net
            earnings over cash
            distributions declared   $  (12,879) $   27,897  $   16,285  $   32,281
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments. The current quarter shortfall of net earnings over cash distributions declared is a result of the unrealized, non-cash foreign exchange loss recorded during the quarter and has no impact on distribution sustainability.

           UNITHOLDERS' EQUITY

           During the first quarter 2008, approximately 2.2 million units were issued pursuant to the conversion of exchangeable shares, the Trust's bonus plan, the Trust's unit based compensation programs and unitholders'
participation in the distribution reinvestment plan. Unitholders' capital increased during the same period by $25.7 million as a result of the issuance of those units and by $16.5 million as a result of contributed surplus transfer related to unit based compensation plans.
           As at May 1, 2008, there were 69,671,295 trust units outstanding.

           NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

           The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.
           Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period.
As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.
           As at March 31, 2008 there were 4.3 million exchangeable shares outstanding at an exchange ratio of 1.58086 whereby 6.9 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time.
All outstanding exchangeable shares must be redeemed on or before January 22,
2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares.
Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

           CRITICAL ACCOUNTING ESTIMATES

           The Trust's financial and operating results contain estimates made by management in the following areas:

           <<
             i.   Capital expenditures are based on estimates of projects in various stages of completion;
            ii.   Revenues, royalties and operating costs include accruals based on estimates of management;
           iii.   Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
            iv.   Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
             v.   Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
            vi.   The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize; and
           vii.   Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.
           >>

           NEW ACCOUNTING POLICIES

           On January 1, 2008, the Trust adopted Section 1535, "Capital
Disclosures"; Section 3862, "Financial Instruments - Disclosures"; and Section
3863, "Financial Instruments - Presentation". The adoption of these standards did not impact the amounts reported in the Trust's consolidated financial statements however, it did result in additional note disclosures relating to the Trust's capital structure and financial instruments.
           On January 1, 2008, the Trust adopted Section 3031, "Inventories." The adoption of this standard did not impact the Trust's consolidated financial statements.

           OFF BALANCE SHEET ARRANGEMENTS

           The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of
March 31, 2008.
           The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust's banking syndicate.
           The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

           DISCLOSURE CONTROLS AND PROCEDURES

           There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

           <<
           ABBREVIATIONS

           API       American Petroleum Institute
           bbls      barrels
           bbls/d    barrels per day
           bcf       billion cubic feet
           boe       barrel of oil equivalent
           boe/d     barrel of oil equivalent per day
           CBM       coalbed methane
           GJ        gigajoules
           $m        thousands of dollars
           $mm       millions of dollars
           mbbls     thousand barrels
           mboe      thousand barrels of oil equivalent
           mcf       thousand cubic feet
           mcf/d     thousand cubic feet per day
           mmboe     million barrels of oil equivalent
           mmcf      million cubic feet
           mmcf/d    million cubic feet per day
           MW        megawatt
           NGLs      natural gas liquids
           NPV       net present value
           WTI       West Texas Intermediate

           NETBACKS (6:1)
                                                                       Three Months
                                                                              Ended
                                                                           March 31,
                                      Three Months Ended March 31, 2008        2007
           -------------------------------------------------------------------------
                                                    Natural
           Trust Financial           Oil & NGLs         Gas       Total       Total
            Information                   $/bbl       $/mcf       $/boe       $/boe
           -------------------------------------------------------------------------
           Canada
           Price                     $    92.72  $     7.96  $    62.46  $    51.59
           Realized hedging gain
            or loss                           -           -           -       (0.14)
           Royalties                     (16.82)      (1.73)     (12.49)     (10.27)
           Transportation                 (1.25)      (0.16)      (1.04)      (0.69)
           Operating costs               (11.94)      (1.73)     (10.91)      (9.07)
           -------------------------------------------------------------------------
           Operating netback         $    62.71  $     4.34  $    38.02  $    31.42
           -------------------------------------------------------------------------
           France
           Price                     $    89.29  $     9.77  $    88.61  $    63.00
           Realized hedging gain
            or loss                       (2.81)          -       (2.74)       1.31
           Royalties                      (5.56)       0.09       (5.43)      (4.97)
           Transportation                 (6.69)          -       (6.55)      (4.67)
           Operating costs                (9.69)      (3.49)      (9.94)      (9.22)
           -------------------------------------------------------------------------
           Operating netback         $    64.54  $     6.37  $    63.95  $    45.45
           -------------------------------------------------------------------------
           Netherlands
           Price                     $    91.76  $     9.78  $    58.79  $    49.86
           Operating costs                    -       (1.87)     (11.19)     (11.91)
           -------------------------------------------------------------------------
           Operating netback         $    91.76  $     7.91  $    47.60  $    37.95
           -------------------------------------------------------------------------
           Australia
           Price                     $   100.37  $        -  $   100.37  $    67.87
           Royalties                     (30.42)          -      (30.42)      (7.77)
           Operating costs               (12.90)          -      (12.90)     (14.76)
           -------------------------------------------------------------------------
           Operating netback         $    57.05  $        -  $    57.05  $    45.34
           -------------------------------------------------------------------------
           Total Trust
           Price                     $    93.75  $     8.65  $    76.24  $    56.83
           Realized hedging gain
            or loss                       (1.26)          -       (0.73)       0.31
           Royalties                     (16.33)      (1.07)     (12.18)      (6.76)
           Transportation                 (3.26)      (0.10)      (2.14)      (1.58)
           Operating costs               (11.24)      (1.81)     (11.08)     (10.40)
           -------------------------------------------------------------------------
           Operating netback         $    61.66  $     5.67  $    50.11  $    38.40
           -------------------------------------------------------------------------
           General and administration                             (1.64)      (2.15)
           Interest                                               (2.04)      (1.76)
           Foreign exchange                                        0.18       (0.11)
           Current taxes                                          (6.94)      (5.37)
           -------------------------------------------------------------------------
           Fund flows netback                                $    39.67  $    29.01
           -------------------------------------------------------------------------
           Depletion, depreciation
            and accretion                                        (20.76)     (17.44)
           Future income taxes                                     0.41        4.26
           Other income or loss                                    0.73        0.24
           Foreign exchange                                       (9.36)      (0.09)
           Non-controlling interest
            - exchangeable shares                                 (0.77)      (1.21)
           Equity in affiliate                                        -       (0.02)
           Unrealized gain or
            loss on derivative
            instruments                                            0.41       (0.72)
           Fair value of unit
            compensation                                          (1.63)      (2.06)
           -------------------------------------------------------------------------
           Earnings netback                                  $     8.70  $    11.97
           -------------------------------------------------------------------------

           The above table includes non-GAAP measures which may not be comparable to other companies. Please see "Non-GAAP Measures" under MD&A section for further discussion.

           Consolidated Balance Sheets
           ($000's unaudited)
                                                             March 31,  December 31,
                                                                 2008          2007
           -------------------------------------------------------------------------

           ASSETS

           Current
             Cash and cash equivalents (Note 13)          $   166,262   $    47,868
             Accounts receivable                              112,751       119,645
             Crude oil inventory                               12,763        11,033
             Derivative instruments (Note 10)                       -            37
             Prepaid expenses and other                         8,001         7,669
           -------------------------------------------------------------------------
                                                              299,777       186,252
           Derivative instruments (Note 10)                    10,967         9,515
           Long-term investments (Note 12)                     64,548        63,128
           Goodwill                                            19,840        19,840
           Reclamation fund (Note 4)                           60,518        57,928
           Capital assets                                   1,364,942     1,331,460
           -------------------------------------------------------------------------
                                                          $ 1,820,592   $ 1,668,123
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           LIABILITIES

           Current
             Accounts payable and accrued liabilities     $   160,373   $   128,858
             Distributions payable to unitholders              13,216        12,794
             Derivative instruments (Note 10)                   7,620         7,450
             Income taxes payable                              15,792         1,518
           -------------------------------------------------------------------------
                                                              197,001       150,620
           Long-term debt (Note 5)                            500,255       452,490
           Asset retirement obligation (Note 4)               187,256       163,374
           Future income taxes                                227,908       205,702
           -------------------------------------------------------------------------
                                                            1,112,420       972,186
           -------------------------------------------------------------------------
           Non-controlling interest - exchangeable
            shares (Note 7)                                    69,553        68,576
           -------------------------------------------------------------------------

           UNITHOLDERS' EQUITY

             Unitholders' capital (Note 6)                    423,155       380,941
             Contributed surplus (Note 6)                      16,968        29,211
             Retained earnings                                198,496       217,209
           -------------------------------------------------------------------------
                                                              638,619       627,361
           -------------------------------------------------------------------------
                                                          $ 1,820,592   $ 1,668,123
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Consolidated Statements of Earnings, Comprehensive Income and Retained
           Earnings
           ($000's except unit and per unit amounts, unaudited)

                                                                 Three Months Ended
                                                             March 31,     March 31,
                                                                 2008          2007
           -------------------------------------------------------------------------
           REVENUE
             Petroleum and natural gas revenue            $   229,459   $   148,808
             Royalties                                        (36,663)      (17,700)
           -------------------------------------------------------------------------
                                                              192,796       131,108
           -------------------------------------------------------------------------
           EXPENSES AND OTHER INCOME
             Operating                                         33,355        27,241
             Transportation                                     6,451         4,135
             Unit based compensation (Note 8)                   4,901         5,392
             Loss on derivative instruments (Note 10)             953         1,063
             Interest                                           6,140         4,613
             General and administration                         4,933         5,640
             Foreign exchange loss                             27,630           514
             Other income                                      (2,192)         (638)
             Depletion, depreciation and accretion             62,486        45,664
           -------------------------------------------------------------------------
                                                              144,657        93,624
           -------------------------------------------------------------------------
           EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS        48,139        37,484
           -------------------------------------------------------------------------
           INCOME TAXES
             Future                                            (1,240)      (11,163)
             Current                                           20,871        14,068
           -------------------------------------------------------------------------
                                                               19,631         2,905
           -------------------------------------------------------------------------
           OTHER ITEMS
             Non-controlling interest - exchangeable
              shares (Note 7)                                   2,306         3,179
             Loss related to equity method investment               6            53
           -------------------------------------------------------------------------
                                                                2,312         3,232
           -------------------------------------------------------------------------
           NET EARNINGS AND COMPREHENSIVE INCOME               26,196        31,347
           -------------------------------------------------------------------------
           Retained earnings, beginning of period             217,209       190,824
           Distributions declared (Note 6)                    (39,075)      (33,207)
           Unit-settled distributions on vested unit
            based awards (Note 6)                              (5,834)       (1,512)
           -------------------------------------------------------------------------
           RETAINED EARNINGS, END OF PERIOD               $   198,496   $   187,452
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           NET EARNINGS PER TRUST UNIT (NOTE 9):
             Basic                                        $      0.38   $      0.48
             Diluted                                      $      0.37   $      0.47
           -------------------------------------------------------------------------

           WEIGHTED AVERAGE TRUST UNITS OUTSTANDING
            (NOTE 9):
             Basic                                         68,392,973    65,037,578
             Diluted                                       77,031,721    74,225,567
           -------------------------------------------------------------------------

           Consolidated Statements of Cash Flows
           ($000's unaudited)
                                                                 Three Months Ended
                                                             March 31,     March 31,
                                                                 2008          2007
           -------------------------------------------------------------------------
           OPERATING
             Net earnings                                 $    26,196   $    31,347
             Adjustments:
               Depletion, depreciation and accretion           62,486        45,664
               Change in unrealized gains and losses and
                accruals relating to derivative contracts
                (Note 10)                                      (1,245)        1,878
               Unit based compensation                          4,901         5,392
               Loss related to equity method investment             6            53
               Unrealized foreign exchange loss                28,178           226
               Non-controlling interest - exchangeable
                shares                                          2,306         3,179
               Change in unrealized gains and losses and
                amounts accrued relating to investments        (2,192)         (638)
               Future income taxes                             (1,240)      (11,163)
           -------------------------------------------------------------------------
                                                              119,396        75,938
             Asset retirement costs incurred                   (1,149)         (836)
             Changes in non-cash operating working capital     46,480        14,134
           -------------------------------------------------------------------------
           Cash flows from operating activities               164,727        89,236
           -------------------------------------------------------------------------

           INVESTING
             Drilling and development of petroleum and
              natural gas properties                          (37,389)      (39,754)
             Acquisition of petroleum and natural gas
              properties (Note 3)                             (44,528)         (126)
             Long-term investment                                (627)            -
             Changes in non-cash investing working capital      4,717        (3,663)
           -------------------------------------------------------------------------
           Cash flows used in investing activities            (77,827)      (43,543)
           -------------------------------------------------------------------------

           FINANCING
             Increase in long-term debt                        46,999        25,219
             Issue of trust units for cash                      2,924         1,734
             Issue of trust units pursuant to distribution
              reinvestment plan                                10,659         7,734
             Cash distributions                               (38,653)      (33,058)
             Changes in non-cash financing working capital          -          (136)
           -------------------------------------------------------------------------
           Cash flows from financing activities                21,929         1,493
           -------------------------------------------------------------------------
           Foreign exchange gain on cash held in
            foreign currencies                                  9,565            41
           -------------------------------------------------------------------------
           Net change in cash and cash equivalents            118,394        47,227
           Cash and cash equivalents, beginning of period      47,868        26,950
           -------------------------------------------------------------------------
           Cash and cash equivalents, end of period       $   166,262   $    74,177
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Supplementary information - cash payments
             Interest paid                                $     6,042   $     5,001
             Income taxes paid                            $     6,597   $     6,087
           -------------------------------------------------------------------------

           Notes to the Consolidated Financial Statements
           For the three months ended March 31, 2008 and 2007
           (000's except unit and per unit amounts, unaudited)

           1.  BASIS OF PRESENTATION

               The consolidated financial statements of Vermilion Energy Trust (the
               "Trust" or "Vermilion") include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with
               Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below. These interim consolidated financial statements do not include all disclosures required in annual financial statements and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2007 included in the Trust's 2007 Annual Report.

           2.  NEW ACCOUNTING POLICIES

               On January 1, 2008, the Trust adopted Section 1535, "Capital
               Disclosures"; Section 3862, "Financial Instruments - Disclosures";
               and Section 3863, "Financial Instruments - Presentation". The
               adoption of these standards did not impact the amounts reported in the Trust's consolidated financial statements however, it did result in additional note disclosures relating to the Trust's capital structure and financial instruments (see notes 14 and 15).

               On January 1, 2008, the Trust adopted Section 3031, "Inventories."
               The adoption of this standard did not impact the Trust's consolidated financial statements.

           3.  INVESTMENTS AND ACQUISITIONS

               On January 31, 2008, the Trust completed an acquisition of gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million.

               The purchase price relating to this asset purchase was allocated as follows:

               Capital assets                                           $    46,057
               Asset retirement obligation                                   (1,931)
               ---------------------------------------------------------------------
               Total consideration                                      $    44,126
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               During the three months ended March 31, 2008, the Trust also acquired
               $0.4 million of other petroleum and natural gas properties.

           4.  ASSET RETIREMENT OBLIGATION

               The total asset retirement obligation was determined based on the estimated future costs and timing to reclaim the Trust's net interest in all wells and facilities.  The Trust has estimated the net present value of its asset retirement obligations to be $187.3 million as at
               March 31, 2008 (December 31, 2007 - $163.4 million) based on a total undiscounted future liability after inflation adjustment of
               $646.9 million (December 31, 2007 - $579.4 million). These payments are expected to be made over the next 48 years with most arising within the next 15 to 37 years. The Trust used a credit adjusted risk free rate of 8% and inflation rates of between 1.5% and 2.0% to calculate the present value of the asset retirement obligation.

               The following table reconciles the changes in the Trust's total asset retirement obligation:

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Carrying amount, beginning of period       $   163,374   $   127,494
               Increase in liabilities in the period            2,307        12,936
               Disposition of liabilities in the period        (1,149)       (4,055)
               Change in estimate                               3,960        27,240
               Accretion expense                                3,460        10,067
               Foreign exchange                                15,304       (10,308)
               ---------------------------------------------------------------------
               Carrying amount, end of period             $   187,256   $   163,374
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The Trust has set aside funds for the future payment of its estimated asset retirement obligations.  The following table reconciles the
               Trust's reclamation fund investments:

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Cash and short-term investments,
                at fair value                             $    11,879   $    10,838
               Equity and debt securities, at fair value       48,639        47,090
               ---------------------------------------------------------------------
                                                          $    60,518   $    57,928
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

           5.  LONG-TERM DEBT

               As at March 31, 2008 the Trust had an unsecured, covenant-based credit facility allowing for maximum borrowings of $625 million. The revolving period under the facility is expected to expire in June
               2008 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers'
               acceptance loans.

           6.  UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

                                                      Number of Units        Amount
               ---------------------------------------------------------------------
               Trust Units
                 Unlimited number of trust units
                  authorized to be issued
               Balance as at December 31, 2006             64,708,194   $   321,035
                 Distribution reinvestment plan             1,082,868        35,992
                 Issued on conversion of exchangeable
                  shares                                        2,143            70
                 Unit rights exercised and issuance of
                  units on vesting of trust unit award
                  plan grants                               1,477,278         7,045
                 Transfer from contributed surplus
                  for unit based awards                             -        14,592
                 Trust units issued for bonus plan             23,039           695
                 Unit-settled distributions on vested
                  unit based awards                            41,905         1,512
               ---------------------------------------------------------------------
               Balance as at December 31, 2007             67,335,427   $   380,941
               ---------------------------------------------------------------------
                 Distribution reinvestment plan               312,325        10,659
                 Issued on conversion of exchangeable
                  shares                                      177,569         5,653
                 Unit rights exercised and issuance of
                  units on vesting of trust unit award
                  plan grants                               1,563,743         2,924
                 Transfer from contributed surplus for
                  unit based awards                                 -        16,547
                 Trust units issued for bonus plan             18,555           597
                Unit-settled distributions on vested
                 unit based awards                            150,908         5,834
               ---------------------------------------------------------------------
               Balance as at March 31, 2008                69,558,527   $   423,155
               ---------------------------------------------------------------------

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Contributed Surplus
               Opening balance                            $    29,211   $    30,513
                 Unit compensation expense (excluding
                  bonus plan)                                   4,304        13,290
                 Transfer to unitholders' capital for
                  unit based awards                           (16,547)      (14,592)
               ---------------------------------------------------------------------
               Ending balance                             $    16,968   $    29,211
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Distributions declared to unitholders for the three months ended
               March 31, 2008 were $39,075 (2007 - $33,207). Distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

           7.  NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

               Upon conversion to a Trust, 6.0 million exchangeable shares of the
               Company were issued. The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder. The
               Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares must be converted to trust units by that time.

               The conversion of exchangeable shares occurs based on the exchange ratio which is adjusted monthly to reflect the distributions paid on trust units. Cash distributions are not paid on exchangeable shares.

               The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statements of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Exchangeable Shares
               Opening number of exchangeable shares        4,457,473     4,458,919
                 Exchanged for trust units                   (113,499)       (1,446)
               ---------------------------------------------------------------------
               Ending balance                               4,343,974     4,457,473
                 Ending exchange ratio                        1.58086       1.55595
               ---------------------------------------------------------------------
               Trust units issuable upon conversion         6,867,215     6,935,605
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Non-controlling interest, beginning of
                period                                    $    68,576   $    51,780
                 Reduction of book value for conversion
                  to trust units                               (1,329)          (17)
                 Current period net earnings attributable
                  to non-controlling interest                   2,306        16,813
               ---------------------------------------------------------------------
               Non-controlling interest, end of period    $    69,553   $    68,576
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           8.  UNIT COMPENSATION PLANS

               Unit Rights Incentive Plan

               The following table summarizes information about the Trust's Unit
               Rights Incentive Plan:

                                                                           Weighted
                                                                            Average
                                                            Number of      Exercise
                                                          Unit Rights         Price
               ---------------------------------------------------------------------
               Balance as at December 31, 2007              1,148,616   $     14.55
                 Exercised                                   (750,566)        13.20
               ---------------------------------------------------------------------
               Balance as at March 31, 2008                   398,050   $     17.10
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               A summary of the plan as at March 31, 2008 is as follows:

               Range of                          Number of Rights         Remaining
               Exercise Price          Adjusted       Outstanding  Contractual Life
               At Grant Date     Exercise Price   and Exercisable  of Rights (Years)
               ---------------------------------------------------------------------
               $11.46 - $15.00    $1.01 - $4.55            15,700              0.01
               $15.01 - $19.56   $6.26 - $10.81           382,350              1.39
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               No compensation expense has been recorded for the three month period ended March 31, 2008 (2007 - $0.5 milion) related to the Unit Rights
               Incentive Plan as all awards are fully vested.

               Trust Unit Award Incentive Plan

               The following table summarizes information about the Trust Unit Award
               Incentive Plan:

                                                                   Number of Awards
               ---------------------------------------------------------------------
               Balance as at December 31, 2007                            1,102,495
                 Granted                                                    427,400
                 Vested                                                    (407,113)
               ---------------------------------------------------------------------
               Balance as at March 31, 2008                               1,122,782
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Compensation expense of $4.3 million has been recorded for the three month period ended March 31, 2008 (2007 - $4.2 million) related to the Trust Unit Award Incentive Plan.

               Phantom Award Incentive Plan

               Compensation expense for this cash settled plan of $0.5 million has been recorded as general and administration expense for the three month period ended March 31, 2008 (2007 - $0.2 million).

           9.  PER UNIT AMOUNTS

               Basic and diluted net earnings per unit have been determined based on the following:

                                                                 Three Months Ended
                                                             March 31,     March 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Net earnings                               $    26,196   $    31,347
               Non-controlling interest - exchangeable
                shares                                          2,306         3,179
               ---------------------------------------------------------------------
               Net earnings for diluted net earnings
                per trust unit calculation                $    28,502   $    34,526
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Weighted average trust units outstanding    68,392,973    65,037,578
               ---------------------------------------------------------------------
               Dilutive impact of trust units issuable
                on conversion of exchangeable shares        6,869,053     6,646,102
               Dilutive impact of unit rights incentive
                and trust unit award plans                  1,769,695     2,541,887
               ---------------------------------------------------------------------
               Diluted weighted average trust units
                outstanding                                77,031,721    74,225,567
               ---------------------------------------------------------------------

               Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

           10. DERIVATIVE INSTRUMENTS

               Risk Management Activities

               The nature of the Trust's operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust's banking syndicate.

               Risk Management: Oil    Funded Cost        bbls/d            US$/bbl
               ---------------------------------------------------------------------
               Collar - WTI
                 Q2 2008               US$0.50/bbl           500    $64.30 - $76.00
                 Q3 2008               US$0.28/bbl           250    $70.00 - $90.00
                 Q4 2008               US$0.50/bbl           250    $69.00 - $90.00
               Collar - BRENT
                 Q2 2008               US$0.50/bbl           500    $64.00 - $80.10
                 Q2 2008               US$0.25/bbl           500    $67.20 - $82.00
                 Q3 2008               US$0.25/bbl           500    $66.40 - $82.00
                 Q3 2008               US$0.25/bbl           500    $66.60 - $82.00
                 Q3 2008               US$0.19/bbl           250    $65.00 - $90.00
                 Q4 2008                         -           500    $68.20 - $81.00
               Call Spread - BRENT
                 2009 - 2011           US$5.73/bbl           700    $65.00 - $85.00
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The following table reconciles the change in the unrealized amounts related to the fair value of derivative contracts:

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Fair value of contracts, beginning
                of period                                 $     2,102   $     6,280
               Opening unrealized loss (gain) on
                contracts settled during the period             2,353        (1,624)
               Realized (loss) on contracts settled
                during the period                              (2,198)       (2,835)
               Unrealized (loss) during the period on
                contracts outstanding at the end of
                the period                                     (1,108)       (2,554)
               Net payment to counterparties under
                contract settlements during the period          2,198         2,835
               ---------------------------------------------------------------------
               Fair value of contracts, end of period     $     3,347   $     2,102
               ---------------------------------------------------------------------
               Comprised of:
                 Current derivative asset                 $         -   $        37
                 Current derivative liability                  (7,620)       (7,450)
                 Non-current derivative asset                  10,967         9,515
               ---------------------------------------------------------------------
                                                          $     3,347   $     2,102
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The loss on derivative instruments for the periods is comprised of the following:

                                                                 Three Months Ended
                                                             March 31,     March 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Realized (gain) loss on contracts settled
                during the period                         $     2,198   $      (815)
               Opening unrealized gain (loss) on
                contracts settled during the period            (2,353)          599
               Unrealized loss during the period on
                contracts outstanding at the end of
                the period                                      1,108         1,279
               ---------------------------------------------------------------------
               Loss on derivative instruments for
                the period                                $       953   $     1,063
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

           11. SEGMENTED INFORMATION

                                                                 Three Months Ended
                                                             March 31,     March 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Petroleum and natural gas revenue
                 Canada                                   $    72,354   $    55,972
                 France                                        70,962        45,680
                 Netherlands                                   27,263        21,335
                 Australia                                     58,880        25,821
               ---------------------------------------------------------------------
                                                          $   229,459   $   148,808
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Net earnings
                 Canada                                   $    32,897   $     2,615
                 France                                        (9,404)       13,445
                 Netherlands                                      836         5,515
                 Australia                                      1,867         9,772
               ---------------------------------------------------------------------
                                                          $    26,196   $    31,347
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Capital expenditures
                 Canada                                   $    60,851   $    21,669
                 France                                        13,032        11,110
                 Netherlands                                    6,273         1,022
                 Australia                                      1,761         6,079
               ---------------------------------------------------------------------
                                                          $    81,917   $    39,880
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Total assets
                 Canada                                   $   720,740   $   662,904
                 France                                       644,090       604,090
                 Netherlands                                  160,589       150,533
                 Australia                                    295,173       250,596
               ---------------------------------------------------------------------
                                                          $ 1,820,592   $ 1,668,123
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           12. LONG-TERM INVESTMENTS

               The following table reconciles the Trust's total long-term investments as presented on the consolidated balance sheets:

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Portfolio investments, at fair value       $     5,832   $     5,032
               Investment in Verenex Energy Inc., equity
                method (fair value - $170.7 million,
                2007 - $158.8 million)                         58,716        58,096
               ---------------------------------------------------------------------
                                                          $    64,548   $    63,128
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           13. COMPONENTS OF CASH AND CASH EQUIVALENTS

               The components of cash and cash equivalents are as follows:

                                                             March 31,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Monies on deposit with banks               $   137,656   $    44,588
               Guaranteed short-term investments               28,606         3,280
               ---------------------------------------------------------------------
               Total cash and cash equivalents            $   166,262   $    47,868
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           14. CAPITAL DISCLOSURES

               The Trust's objectives in managing capital are to safeguard the assets of the Trust, to ensure that sufficient economic resources are available to execute business plans and to provide consistent and stable distributions for unitholders.

               In the management of capital, the Trust monitors net debt which is defined as long-term debt as shown on the consolidated balance sheet plus working capital. Vermilion monitors net debt in relation to current quarter annualized fund flows from operations (defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred).

               For the quarters ended March 31, 2008 and December 31, 2007 the ratio of net debt to annualized fund flows from operations was 0.8. This ratio level provides evidence that the Trust's current capital structure will continue to support the Trust's objectives.

               In relation to its long-term debt, the Trust is subject to a debt to
               EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items). During the period the Trust continued to comply with this externally imposed capital requirement.

           15. FINANCIAL INSTRUMENTS

               The following table summarizes information relating to Vermilion's financial instruments as at March 31, 2008 and December 31, 2007:

           Classification of Financial Instruments
           ---------------------------------------

           -------------------------------------------------------------------------
                                                 Related
                                                 Income
                                       Account-  or expense
           Class of       Location on      ing   account        Carrying amount and
            Financial     Consolidated  Design-  on Statement   fair value of asset
            Instruments   Balance Sheet  ation   of Earnings      (liability) as at:
           -------------------------------------------------------------------------
                                                                   March   December
                                                                31, 2008   31, 2007
           -------------------------------------------------------------------------
           Cash           Cash and cash  HFT-B  Gains and      $ 166,262  $  47,868
                          equivalents           losses on
                                                foreign
                                                exchange are
                                                included
                                                in foreign
                                                exchange loss
                                                (gain)

           Receivables    Accounts       LAR    Gains and      $ 112,751  $ 119,645
                          receivable            losses on
                                                foreign
                                                exchange are
                                                included in
                                                foreign exchange
                                                loss (gain).
                                                Impairments are
                                                recognized as
                                                general and
                                                administration
                                                expense

           Derivative     Derivative     HFT-B  Loss (gain)    $  10,967  $   9,552
            assets        instruments           on derivative
                                                Instruments

           Derivative     Derivative     HFT-B  Loss (gain)    $  (7,620) $  (7,450)
            liabilities   instruments           on derivative
                                                instruments

           Reclamation    Reclamation    HFT-A  Other income   $  60,518  $  57,928
            fund          fund
            investments

           Portfolio      Long-term      HFT-A  Other income   $   5,832  $   5,032
            investments   investments(1)

           Payables       Accounts       OTH    Gains and      $(173,589) $(141,652)
                          payable and           losses on
                          accrued               foreign
                          liabilities.          exchange are
                          Distributions         included in
                          payable to            foreign
                          unitholders.          exchange loss
                                                (gain)

           Long-term      Long-term      OTH    Interest       $(500,255) $(452,490)
            debt          debt
           -------------------------------------------------------------------------
           (1) See note 12 for a reconciliation of the long-term investments account

               Accounting designations used in the above table:

               HFT-A - Designated by the Trust as "Held for trading" upon initial recognition. Financial assets and liabilities designated as "Held for trading" are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

               HFT-B - Classified as "Held for trading" in accordance with Section
               3855 of the CICA Handbook. As with HFT-A instruments these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

               LAR - "Loans and receivables" are initially recognized at fair value and subsequently are measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

               OTH - "Other financial liabilities" are initially recognized at fair value and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method.
               Foreign exchange gains and losses are recognized in net earnings.

               Determination of Fair Values
               ----------------------------
               Fair values for derivative assets and derivative liabilities are determined using option pricing models that are based on assumptions which are supported by prices from observable market transactions.
               Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets. The carrying value of cash equivalents, receivables and payables approximate their fair value due to their short maturities. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

               Nature and Extent of Risks Arising From Financial Instruments
               -------------------------------------------------------------
               Vermilion is exposed to the following types of risks in relation to its financial instruments:

               Credit risk:
               ------------
               Vermilion extends credit to customers and the Trust may, from time-
               to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security.

               Currency risk:
               --------------
               Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables, derivative assets and liabilities and reclamation fund investments.
               The effect of exchange rates on financial instruments of a current nature is somewhat mitigated as a result of the natural hedging effect of Vermilion's foreign currency working capital position.
               Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates. At present, the
               Trust does not have any derivative instruments in place with respect to currency risk.

               Commodity price risk:
               ---------------------
               Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

               Equity price risk:
               ------------------
               The Trust holds investments in equity securities in its reclamation fund. In addition, at March 31, 2008 the Trust held portfolio investments in equity securities with a fair value of $5.8 million.
               The fair value of these instruments is exposed to changes in the prices of the underlying equities.

               Interest rate risk:
               -------------------
               Vermilion's debt is primarily comprised of short-term bankers acceptances that bear interest at market rates. Accordingly,
               Vermilion's exposure to interest rate risk in relation to its long-
               term debt at the balance sheet date is not material. The fair value of the bonds and debt securities that Vermilion holds in its reclamation fund is subject to interest rate risk.

               Liquidity risk:
               ---------------
               Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. The
               Trust does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

               The nature of these risks and the Trust's strategy for managing these risks has not changed significantly from the prior period.

               Summarized Quantitative Data Associated with the Above Risks
               ------------------------------------------------------------

               Credit risk:
               ------------
               As at March 31, 2008 Vermilion's maximum exposure to credit risk was
               $123.7 million which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion's receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate.

               As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

               Liquidity risk:
               ---------------
               The following table summarizes Vermilion's financial liabilities and their contractual maturities:

                                             Later than    Later than    Later than
                                              one month  three months      one year
               Due in                 Not       and not       and not       and not
               (from balance   later than    later than    later than    later than
                sheet date)     one month  three months      one year    five years
               ---------------------------------------------------------------------
               Non-derivative
                financial
                liabilities   $   106,165   $    61,435   $     5,989   $   500,255
               Derivative
                financial
                liabilities   $     2,101   $     1,987   $     3,532             -
               ---------------------------------------------------------------------

               Very little liquidity risk exists with regards to the Trust's financial liabilities given the Trust's financial position and committed borrowing facility.

               Market risk:
               ------------
               As previously noted, the Trust is exposed to currency risk related to changes in foreign exchange rates, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities. The following table summarizes what the impact on net earnings before tax would be for the period ended March 31, 2008 given changes in the relevant risk variables that the Trust considered were reasonably possible at
               March 31, 2008. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

                                                                          Effect on
                                                                       net earnings
                                                                         before tax
                                   Description of change in                increase
               Risk                 risk variable                         (decrease)
               ---------------------------------------------------------------------
               Currency risk -     Increase in strength of the Canadian
                Euro to Canadian    dollar against the Euro by 10% over
                                    the relevant closing rates on
                                    March 31, 2008.                        $(12,419)

                                   Decrease in strength of the Canadian
                                    dollar against the Euro by 5% over
                                    the relevant closing rates on
                                    March 31, 2008.                        $  6,209

               Currency risk -     Increase in strength of the Canadian
                US$ to Canadian     dollar against the US$ by 10% over
                                    the relevant closing rates on
                                    March 31, 2008.                        $ (5,095)

                                   Decrease in strength of the Canadian
                                    dollar against the US$ by 5% over
                                    the relevant closing rates on
                                    March 31, 2008.                        $  2,547

               Currency risk -     Increase in strength of the Canadian
                AUD$ to Canadian    dollar against the AUD$ by 10% over
                                    the relevant closing rates on
                                    March 31, 2008.                        $ (1,635)

                                   Decrease in strength of the Canadian
                                    dollar against the AUD$ by 5% over
                                    the relevant closing rates on
                                    March 31, 2008.                        $    817

               Commodity price     Increase in relevant oil reference
                risk                price at March 31, 2008 by
                                    US$5.00/bbl within option pricing
                                    models used to determine the fair
                                    value of derivative positions.         $ (1,700)

                                   Decrease in relevant oil reference
                                    price at March 31, 2008 by
                                    US$5.00/bbl within option pricing
                                    models used to determine the fair
                                    value of derivative positions.         $  1,700
               ---------------------------------------------------------------------

               Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended March 31, 2008.
           >>

           %SEDAR: 00018945E          %CIK: 0001293135

           /For further information: Lorenzo Donadeo, President & CEO; Curtis W.
Hicks, C.A., Executive VP & CFO; Paul Beique, Director Investor Relations,
2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, TEL (403) 698-8827,
FAX (403) 264-6306, TOLL FREE 1-866-895-8101,
investor_relations(at)vermilionenergy.com, www.vermilionenergy.com/
           (VET.UN.)

CO:  Vermilion Energy Trust

CNW 07:00e 02-MAY-08